Exhibit 99.1

RISE Education Announces First Quarter 2018 Unaudited Financial Results

BEIJING, May 10, 2018 – RISE Education Cayman Ltd ("RISE" or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Financial and Operational Highlights

•	Total revenues increased by 28.4% year-over-year to RMB270.1 million (US$43.1 million) in the first quarter of 2018.
•	Net income attributable to RISE increased by 26.7% year-over-year to RMB35.8 million (US$5.7 million) in the first quarter of 2018.
•	Non-GAAP net income attributable to RISE increased by 37.5% year-over-year to RMB38.9 million (US$6.2 million) in the first quarter of 2018.
•	Adjusted EBITDA increased by 28.6% year-over-year to RMB68.9 million (US$11.0 million) in the first quarter of 2018.
•	Total number of student enrollments in self-owned learning centers and online courses increased by 13.7%year-over-year to 22,045 in the first quarter of 2018 from 19,397 in the first quarter of 2017.
•	Student retention rate at self-owned learning centers increased to approximately 71% in the first quarter of 2018, compared with 70% in the first quarter of 2017.

	Three Months Ended Mar 31,
(in thousands RMB, except for percentage and per ADS data)	2017	2018	Pct. Change
Revenues	210,323	270,129	28.4%
EBITDA	53,582	65,872	22.9%
Adjusted EBITDA	53,582	68,904	28.6%
Net income attributable to RISE	28,262	35,821	26.7%
Non-GAAP net income attributable to RISE	28,262	38,853	37.5%
Net income per ADS attributable to RISE – basic	0.57	0.64	12.3%
Net income per ADS attributable to RISE – diluted	0.57	0.62	8.8%
Non-GAAP net income per ADS attributable to RISE – basic	0.57	0.69	21.1%
Non-GAAP net income per ADS attributable to RISE – diluted	0.57	0.67	17.5%

“We are excited to start 2018 with strong financial and operating performance in the first quarter,” stated Mr. Yiding Sun, Chief Executive Officer of RISE. “During the quarter, we expanded our geographic presence to five additional cities through our franchised learning centers, bringing the total number of learning centers in our network to 284, across 90 cities in mainland China, Hong Kong and Singapore. In addition, as part of our ongoing efforts to ensure optimal learning experiences for all students across our entire network, we continued to upgrade our flagship products while integrating new programs to improve the effectiveness of our course offerings. Our student retention rate increased to 71% in the first quarter of 2018 from 70% in the same period last year, which is a testament to our commitment to product R&D and our unwavering focus on improving students’ learning experience. We are confident that our innovation capabilities, geographic presence, and global partnerships will position us at the forefront of the rapidly growing junior ELT market in China.”

Ms. Chelsea Wang, Chief Financial Officer of RISE, stated, “We are pleased to report another solid quarter with impressive financial results. Despite some unfavorable seasonal impacts, our total revenues increased by 28.4% year-over-year, driven by a 26.6% year-over-year increase in our revenues from educational programs. Furthermore, during the quarter, our non-GAAP net income attributable to RISE increased by 37.5% year-over-year to RMB38.9 million and non-GAAP net margin attributable to RISE expanded to 14.4%. Deferred revenue and customer advances as of March 31, 2018increased to RMB1.07 billion, representing a 31.7% increase compared with the year-end balance of 2017.”

Ms. Wang, added, “The seasonality impact on this quarter’s enrollment is more pronounced when compared to an exceptionally high base in the first quarter of 2017, which accounted for 39% of last year’s total enrollments. As a result, our enrollment in self-owned learning centers grew 13.7% from 19,397 students to 22,045 students. With approximately 13-15 new self-owned centers expected to open by the end of 2018, we expect our enrollment growth to accelerate and we anticipate that this quarter’s enrollment will account for approximately 30% of 2018’s full year enrollments. We firmly believe that with our robust revenue growth and enhanced operating efficiency, we are on track to achieve our previously forecasted year-over-year revenue growth of around 30% in the full year of 2018.”

FIRST QUARTER 2018 FINANCIAL RESULTS

Revenues

Total revenues for the first quarter of 2018 increased by RMB59.8 million, or 28.4%, to RMB270.1 million (US$43.1 million) from RMB210.3 million in the same period of the prior year. This increase was primarily attributable to an increase of RMB47.5 million in revenues from educational programs.

•	Revenues from educational programs for the first quarter of 2018 increased by 26.6% to RMB226.2 million (US$36.1 million), which was primarily due to an increase in the number of student enrollments at self-owned learning centers and online courses in the first quarter. The increase in the Company’s student enrollments was attributable to (i) a higher student retention rate of 71% in this quarter, which we believe was partially driven by the Company’s established brand and growing offerings of reputable products; and (ii) an increase in the number of self-owned learning centers from 54 as of March 31, 2017 to 64 as of March 31, 2018.

•	Franchise revenues for the first quarter of 2018 increased by 14.7% to RMB28.2 million (US$4.5 million), primarily due to (i) an increase in recurring franchise fees during the same period and (ii) a 30.4% increase in the number of franchised learning centers from 168 as of March 31, 2017 to 220 as of March 31, 2018. Franchise revenues have fully reflected the impact of the new revenue standard under ASC 606 which became effective on January 1, 2018.

•	Other revenues for the first quarter of 2018 were RMB15.7 million (US$2.5 million) compared with RMB7.0 million in the same period of the prior year. The increase was primarily due to the revenue contribution from business assets acquired from The Edge Learning Centers Limited, or The Edge, in the fourth quarter of 2017, and a 56.2% year-over-year increase in revenues from Rise Overseas Study Tour.

Cost of Revenues

Cost of revenues for the first quarter of 2018 increased by RMB29.2 million, or 30.3%, to RMB125.5 million (US$20.0 million), primarily due to increases in rental costs and personnel costs. Rental costs increased as the Company expanded its operations. The increase in personnel costs was primarily attributable to an increase of total teaching hours at the Company’s self-owned learning centers. Non-GAAP cost of revenues for the first quarter of 2018 was RMB125.0 million (US$19.9 million).

Gross Profit

Gross profit for the first quarter of 2018 increased by RMB30.7 million, or 26.9%, to RMB144.7 million (US$23.1 million). Gross margin for the first quarter of 2018 was 53.6%.

Operating Expenses

Total operating expenses for the first quarter of 2018 increased by RMB30.3 million, or 41.7%, to RMB102.9 million (US$16.4 million). Non-GAAP operating expenses for the first quarter of 2018 were RMB100.3 million (US$16.0 million).

Selling and marketing expenses for the first quarter of 2018 increased to RMB48.5 million (US$7.7 million), compared with RMB31.3 million for the first quarter of 2017. Non-GAAP selling and marketing expenses for the first quarter of 2018 was RMB47.9 million (US$7.6 million).

General and administrative expenses for the first quarter of 2018 were RMB54.4 million (US$8.7 million). Non-GAAP general and administrative expenses for the first quarter of 2018 were RMB52.4 million (US$8.4 million).

Operating Income and Operating Margin

Operating income for the first quarter of 2018 increased by 0.9% year-over-year to RMB41.8 million (US$6.7 million). Non-GAAP operating income for the first quarter of 2018 was RMB44.8 million (US$7.1 million)

Operating margin was 15.5% during the first quarter of 2018, compared with19.7% in the same period of prior year.

2

Interest Expense

Interest expense for the first quarter of 2018 was RMB8.2 million (US$1.3 million), compared with RMB5.2 million in the same period of the prior year. The increase in interest expense was primarily due to a higher principal of the Company’s loan from CTBC Bank Co. Ltd.(“CTBC”), which was expanded in September 2017.

Other Income

Other income for the first quarter of 2018 was RMB10.9 million (US$1.7 million), compared with RMB0.2 million in the same period of the prior year. The Company’s ADR depositary reimbursed the Company a total of RMB10.0 million in consideration.

Net Income Attributable to RISE

Net income attributable to RISE for the first quarter of 2018 increased by 26.7% to RMB35.8 million (US$5.7 million). Net margin attributable to RISE in the first quarter of 2018 was 13.3%, compared with 13.4% in the same period of the prior year. Non-GAAP net income attributable to RISE for the first quarter of 2018 increased by 37.5% year-over-year to RMB38.9 million (US$6.2 million). Non-GAAP net margin attributable to RISE expanded to 14.4% during the quarter from 13.4% in the same period of the prior year.

EBITDA represents net income before interests, taxes, depreciation and amortization. EBITDA for the first quarter of 2018 was RMB65.9 million (US$10.5 million), compared with RMB53.6 million in the same period of the prior year. Adjusted EBITDA. Adjusted EBITDA for the first quarter of 2018 increased by 28.6% year-over-year to RMB68.9 million (US$11.0 million) from RMB53.6 million in the same period of the prior year. Adjusted EBITDA margin was 25.5% in the first quarter of 2018, flat with the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net income attributable to RISE per ADS was RMB0.64 (US$0.10) and RMB0.62 (US$0.10), respectively, for the first quarter of 2018. Basic and diluted non-GAAP net income attributable to RISE per ADS was RMB0.69 (US$0.11) and RMB0.67 (US$0.11), respectively, for the first quarter of 2018.

For details on the calculation of and reconciliation to the nearest GAAP measures for each of non-GAAP net income, EBITDA, and adjusted EBITDA, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Cash Flow

Net cash provided by operating activities for the first quarter of 2018 was RMB198.4 million (US$31.6 million), compared with RMB256.8 million in the same period of the prior year.

Balance Sheet

As of March 31, 2018, the Company had combined cash and cash equivalents, restricted cash and short-term investment of RMB1,054.6 million (US$168.1 million), compared with RMB1,084.9 million as of December 31, 2017.The decrease of cash and cash equivalents and restricted cash was mainly a result of i) loan repayment of RMB75.9 million (US$12.0 million) to CTBC in the first quarter of 2018, ii) entrustment loan of RMB150 million (US$23.9 million) granted to Lionbridge, iii) final payment of termination fee to Bain Advisors of RMB 20.0 million (US$3.2 million), and iv) final payment of RMB16.6 million (US$2.6 million)for the acquisition of The Edge.

Current and non-current deferred revenue and customer advances was RMB1,070.1 million (US$170.6 million) as of March 31, 2018, representing an increase of 31.7% from RMB812.8 million as of December31, 2017. The increase was primarily due to higher pre-paid tuition and fees from growing student enrollment, which was partially offset by recognized revenue as courses were delivered. Deferred revenue and customer advances mainly consisted of upfront tuition fee payments from students and initial franchise fees from the Company’s franchise partners.

Business Outlook

For the second quarter of 2018, the Company expects its total revenues to be in the range of RMB292.5 million to RMB297.1 million, representing a year-over-year growth rate of approximately 29% to 31%. This forecast reflects the Company's current and preliminary view on the market and operational conditions, which is subject to change.

Conference Call Information

RISE will hold a conference call on Thursday, May10, 2018 at 9:00 pm Eastern Time (or Friday, May 11, 2018 at 9:00 am Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States: +1-845-675-0437

International: +65-6713-5090

China Domestic: 400-6208-038

Hong Kong: +852-3018-6771

Conference ID: #4279447

3

The replay will be accessible through May18, 2018 by dialing the following numbers:

United States: +1-646-254-3697

International: +61-2-8199-0299

Conference ID: #4279447

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.2726 to US$1.00, the noon buying rate in effect on March 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in table at the end of this earnings release titled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides us with an understanding of the results from the primary operations of our business by excluding the share-based compensation that does not reflect the ordinary operating expenses of our operations.

EBITDA, adjusted EBITDA, adjusted EBITDA margin and non-GAAP net income provide us with an understanding of the results from the primary operations of our business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income of our operations.

We use non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income, EBITDA, adjusted EBITDA, adjusted EBITDA margin, non-GAAP net income, and non-GAAP basic and diluted net income per ADS attributable to RISE to evaluate our period-over-period operating performance because our management believes these provide a more comparable measure of our continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of our business. These measures may be useful to an investor in evaluating the underlying operating performance of our business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, the Company provides ELT to students aged three to six, seven to twelve and 13 to 18, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

4

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

Investor Relations Contact

Mei Li

RISE Education

Email: riseir@rdchina.net

Jack Wang

ICR, Inc.

Tel: (+1) 347-436-8371

Email: riseir@rdchina.net

Media Relations Contact

Edmond Lococo

ICR Inc.

Tel: +86 (10) 6583-7510

Email: Edmond.Lococo@icrinc.com

5

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	December 31	March 31	March 31
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,055,982	924,662	147,413
Restricted cash	28,913	24,915	3,972
Short-term investment	-	105,000	16,739
Accounts receivable, net	2,470	3,838	612
Amounts due from a related party	6,604	150,000	23,914
Inventories	7,905	8,155	1,300
Prepaid expenses and other current assets	40,571	86,719	13,825
Total current assets	1,142,445	1,303,289	207,775
Property and equipment, net	100,177	99,075	15,795
Intangible assets, net	200,615	189,604	30,227
Goodwill	475,732	465,834	74,265
Deferred tax assets	2,404	13,659	2,178
Other non-current assets	34,965	38,718	6,173
Total assets	1,956,338	2,110,179	336,413

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	6,041	8,275	1,319
Accrued expenses and other current liabilities	171,099	138,553	22,090
Due to a related party	20,000	-	-
Deferred revenue and customer advances	812,821	1,042,428	166,188
Income taxes payable	20,739	24,793	3,953
Total current liabilities	1,030,700	1,214,049	193,550
Long-term loan	623,439	527,614	84,114
Deferred revenue and customer advances	-	27,658	4,409
Deferred tax liabilities	3,785	7,381	1,177
Other non-current liabilities	2,682	2,079	331
Total liabilities	1,660,606	1,778,781	283,581

Shareholders’ equity:
Ordinary shares	6,782	7,022	1,120
Additional paid-in capital	532,474	577,070	91,998
Statutory reserves	46,366	46,366	7,392
Accumulated deficit	(315,531)	(323,832)	(51,627)
Accumulated other comprehensive income	40,040	40,266	6,419
Total Rise Education Cayman Ltd shareholders’ equity	310,131	346,892	55,302
Non-controlling interests	(14,399)	(15,494)	(2,470)
Total equity	295,732	331,398	52,832
Total liabilities, non-controlling interests and shareholders’ equity	1,956,338	2,110,179	336,413

6

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share data and per share data)

	Three Months Ended March 31,
	2017	2018	2018
	RMB	RMB	USD
Revenues	210,323	270,129	43,065
Educational programs	178,722	226,194	36,061
Franchise revenues	24,604	28,210	4,497
Others	6,997	15,725	2,507
Cost of revenues	(96,316)	(125,467)	(20,002)
Gross profit	114,007	144,662	23,063
Selling and marketing expenses	(31,306)	(48,522)	(7,736)
General and administrative expenses	(41,308)	(54,358)	(8,666)
Operating income	41,393	41,782	6,661
Interest income	2,606	4,206	671
Interest expense	(5,167)	(8,205)	(1,308)
Foreign currency exchange (loss)/income	(18)	28	4
Other income, net	152	10,908	1,739
Income before income tax expense	38,966	48,719	7,767
Income tax expense	(12,576)	(13,993)	(2,231)
Net income	26,390	34,726	5,536
Add: net loss attributable to non-controlling interests	1,872	1,095	175
Net income attributable to RISE Education Cayman Ltd	28,262	35,821	5,711

Net income per ordinary share:
Basic	0.28	0.32	0.05
Diluted	0.28	0.31	0.05

Net income per ADS:
Basic	0.57	0.64	0.10
Diluted	0.57	0.62	0.10

Shares used in net income per ordinary share computation:
Basic	100,000,000	112,414,410	112,414,410
Diluted	100,000,000	115,919,564	115,919,564

Shares used in net income per ADS computation:
Basic	50,000,000	56,207,205	56,207,205
Diluted	50,000,000	57,959,782	57,959,782

Net income	26,390	34,726	5,536
Other comprehensive income / (loss), net of tax of nil:
Foreign currency translation adjustments	(920)	226	36
Other comprehensive (loss) / income	(920)	226	36
Comprehensive income	25,470	34,952	5,572
Add: comprehensive loss attributable to non-controlling interests	1,872	1,095	175
Comprehensive income attributable to RISE Education Cayman Ltd	27,342	36,047	5,747

7

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended March 31,
	2017	2018	2018
	RMB	RMB	USD
Net income	26,390	34,726	5,536
Share-based compensation ("SBC")	-	3,032	483
Non-GAAP net income	26,390	37,758	6,019
Add: net loss attributable to non-controlling interests	1,872	1,095	175
Non-GAAP net income attributable to RISE Education Cayman Ltd	28,262	38,853	6,194

Net income	26,390	34,726	5,536
Add: Depreciation	6,960	7,877	1,256
Add: Amortization	5,095	5,277	841
Add: Interest expense	5,167	8,205	1,308
Add: Income tax expense	12,576	13,993	2,231
Less: Interest income	2,606	4,206	671
EBITDA	53,582	65,872	10,501
SBC	-	3,032	483
Adjusted EBITDA	53,582	68,904	10,984

Cost of revenues	96,316	125,467	20,002
Personnel costs	36,986	49,494	7,891
Rental costs	32,869	40,931	6,525
Others	26,461	35,042	5,587
Less: SBC	-	450	72
Non-GAAP cost of revenues	96,316	125,017	19,930

Selling and marketing expenses	31,306	48,522	7,736
Less: SBC	-	614	98
Non-GAAP selling and marketing expenses	31,306	47,908	7,638

General and administrative expenses	41,308	54,358	8,666
Less: SBC	-	1,968	314
Non-GAAP general and administrative expenses	41,308	52,390	8,352

Gross Profit	114,007	144,662	23,063
Add: SBC included in cost of revenues	-	450	72
Non-GAAP gross profit	114,007	145,112	23,135

Non-GAAP selling and marketing expenses	31,306	47,908	7,638
Non-GAAP general and administrative expenses	41,308	52,390	8,352
Non-GAAP operating expense	72,614	100,298	15,990

Non-GAAP operating income	41,393	44,814	7,145

Non-GAAP income per ordinary share:
Basic	0.28	0.35	0.06
Diluted	0.28	0.34	0.05

Non-GAAP income per ADS:
Basic	0.57	0.69	0.11
Diluted	0.57	0.67	0.11

Shares used in net income per ordinary share computation:
Basic	100,000,000	112,414,410	112,414,410
Diluted	100,000,000	115,919,564	115,919,564

Shares used in net income per ADS computation:
Basic	50,000,000	56,207,205	56,207,205
Diluted	50,000,000	57,959,782	57,959,782

8